Exhibit 99.1

Kitov Pharma Ltd.

Condensed Consolidated

Unaudited Interim Financial Statements

As of June 30, 2018

Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2018

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Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Statements of Financial Position as of

		June 30, 2018	December 31, 2017
	Note	USD thousand	USD thousand
Assets
Cash and cash equivalents		5,363	3,947
Short term deposits		6,467	3,488
Other current assets		344	548
Total current assets		12,174	7,983

Fixed assets, net		30	28

Intangible assets		6,172	6,172
Total assets		18,376	14,183

Liabilities
Accounts payable		767	215
Other payables		2,159	(*) 1,746
Derivative liabilities	5	4,318	2,012
Total current liabilities		7,244	3,973

Non - current liabilities
Derivative liability	4	-	1,030
Post-employment benefit liabilities		470	492
		470	1,522
Equity
Share capital, no par value		-	-
Share premium		44,437	35,979
Receipts on account of warrants		7,415	7,415
Capital reserve for share-based payments		1,713	1,725
Capital reserve from transactions with related parties		761	761
Capital reserve from transactions with non-controlling interest		(859)	-
Accumulated loss		(43,325)	(*) (38,472)
Equity attributable to owners of the Company		10,142	7,408
Non-controlling interests		520	1,280
Total equity		10,662	8,688

Total liabilities and equity		18,376	14,183

(*) Restated due to full retrospective method of adoption of IFRS 15, see Note 3(2).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

		For the six months ended June 30
		2018	2017
	Note	USD thousand	USD thousand

Revenues	8	1,000	-

Research and development expenses		2,842	2,516
General and administrative expenses		3,394	2,524
Other expenses (income), net	4	(866)	1,029

Total expenses		5,370	6,069

Operating loss		4,370	6,069

Finance expense		837	7
Finance income		(24)	(63)
Finance expense (income), net		813	(56)

Loss for the period		5,183	6,013

Loss attributable to:
Owners of the Company		4,853	5,824
Non-controlling interests		330	189
		5,183	6,013

Loss per share
Basic and diluted loss per share - USD		0.02	0.04

Number of shares used in calculation		248,117,119	163,781,022

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in equity

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of warrants	Capital reserve for share based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
	USD thousand
For the six months ended June 30, 2018:
Balance as of January 1, 2018 (restated) see Note 3	-	35,979	7,415	1,725	761	-	(38,472)	7,408	1,280	8,688

Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	4,276	-	-	-	-	-	4,276	-	4,276
Issuance of shares due to RSUs vesting	-	139	-	(139)	-	-	-	-	-	-
Exercise of warrants	-	2,133	-	-	-	-	-	2,133	-	2,133
Share issuance due to acquisition of Non-controlling interest (see Note 4)	-	1,856	-	-	-	(859)	-	997	(861)	136
Share-based payments	-	54	-	127	-	-	-	181	431	612
Loss for the period	-	-	-	-	-	-	(4,853)	(4,853)	(330)	(5,183)
Balance as of June 30, 2018	-	44,437	7,415	1,713	761	(859)	(43,325)	10,142	520	10,662

The accompanying notes are integral part of these condensed consolidated interim financial statements.

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Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in equity

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of warrants	Capital reserve for share based payments	Capital reserve from transactions with related parties	Accumulated loss	Total	Non- controlling interests	Total equity
	USD thousand
For the six months ended June 30, 2017:
Balance as of January 1, 2017	-	30,826	7,415	583	761	(26,200)	13,385	-	13,385
Share issuance due to an acquisition of a subsidiary	-	1,800	-	-	-	-	1,800	2,016	3,816
Share-based payments	-	-	-	1,283	-	-	1,283	-	1,283
Loss for the period	-	-	-	-	-	(5,824)	(5,824)	(189)	(6,013)
Balance as of June 30, 2017	-	32,626	7,415	1,866	761	(32,024)	10,644	1,827	12,471

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Kitov Pharma Ltd.

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six months ended June 30
	2018	2017
	USD thousand	USD thousand
Cash flows from operating activities:
Loss for the period	(5,183)	(6,013)
Adjustments:
Depreciation	3	2
Finance expenses (income), net	813	(56)
Share-based payments	612	1,283
Expenses (income) in regards with settlement with a minority shareholder of a subsidiary (see Note 4)	(866)	1,000
	(4,621)	(3,784)
Changes in assets and liabilities:
Changes in receivables	202	(536)
Changes in accounts payables	525	(240)
Changes in other payables	412	(303)
Changes in post - employment benefit liabilities	-	172
	1,139	(907)

Net cash used in operating activities	(3,482)	(4,691)

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	-	(1,732)
Decrease (increase) in short term deposits	(3,061)	357
Acquisition of fixed assets	(5)	(3)
Net cash used in investing activities	(3,066)	(1,378)

Cash flows from financing activities:
Proceeds from warrants exercised	515	-
Repayment of short term bank credit	-	(16)
Proceeds from issuance of shares and ADSs	4,683	-
Share and ADS issuance expenses paid	(407)	-
Proceeds from issuance of warrants	3,467	-
Warrants issuance expenses paid	(301)	-
Repayment of loans from related parties	-	(130)
Interest paid	(7)	(8)
Interest received	24	-
Net cash provided by (used in) financing activities	7,974	(154)

Net increase (decrease) in cash and cash equivalents	1,426	(6,223)
Cash and cash equivalents at the beginning of the period	3,947	6,758
Effect of translation adjustments on cash and cash equivalents	(10)	(8)
Cash and cash equivalents at the end of the period	5,363	527

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2018

Note 1 - General

A.	Reporting entity

Kitov Pharma Ltd. (formerly “Kitov Pharmaceuticals Holdings Ltd.”) (hereinafter: “the Company”) is an Israeli company, that was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed of all of its previous operations, and in July 2013, the Company acquired shares of Kitov Pharmaceuticals Ltd. (hereinafter: “Kitov”) from its shareholders, in exchange for the Company’s shares (hereinafter: “the Acquisition”).

In January 2018, the Company changed its name to Kitov Pharma Ltd.

The Company’s securities (American Depository Shares (“ADS”) as well as Series A warrants) were listed for trading on the NASDAQ in November 2015. Each ADS represents 20 ordinary shares with no par value. Each Series A Warrant enables the purchase of 1 ADS.

In December 2017, the Company completed its merger with its wholly owned subsidiary, Kitov, with the Company remaining as the surviving entity. The Company received the Merger Certificate from the Israeli Registrar of Companies with a merger date effective as of December 14, 2017. As set forth in the Agreement and Plan of Merger between the Company and Kitov, and in accordance with Section 103 of the Israeli Income Tax Ordinance [New Version], 1961, the merger shall be deemed to have been consummated on, and effective as of, December 31, 2017.

The Company’s address is One Azrieli Center, Round Tower, 132 Menachem Begin Road, Tel Aviv 671101, Israel.

In January 2017, the Company acquired the majority of shares of TyrNovo Ltd (hereinafter: TyrNovo”). In each of March and June 2018, the Company acquired additional shares of TyrNovo from various minority shareholders, see also Note 4.

The Company together with TyrNovo are referred to, in these financial statements, as the “Group”.

As of the date of the financial statements, the Group is engaged, through Kitov, in the development of combination drugs that treat two clinical conditions simultaneously, pain caused by osteoarthritis and hypertension, and through TyrNovo, in the development of a small molecule that has demonstrated the potential to overcome resistance to multiple anti-cancer drugs.

Since incorporation through June 30, 2018, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 43 million. The Group has financed its operations mainly through private and public financing rounds. Management anticipates that its existing capital resources will be adequate to satisfy liquidity requirements for at least 12 months. At present, the Company has limited revenue and may require additional funding for future plans. However, there is no assurance that, if required, the Company will be able to raise additional capital to provide the required liquidity.

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Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2018

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2017 (hereinafter - “the Annual Financial Statements”). They do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

These condensed consolidated interim financial statements were authorized for issue by the Group’s Board of Directors on August 28, 2018.

B.	Use of judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Annual Financial Statements, except for new significant judgments and key sources of estimation uncertainty related to the application of IFRS 15, which are described in Note 4.

C.	Fair value measurement

The Group’s management regularly reviews significant unobservable inputs and valuation adjustments, including obtaining valuations prepared by third parties and assessing the evidence to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Group Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

-	Level 1: quoted prices in active markets for identical assets or liabilities.

-	Level 2: inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly.

-	Level 3: inputs for the asset or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair value of share based payments and derivative liabilities are included in Notes 7 and 6, respectively.

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Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2018

Note 3 - Significant Accounting Policies

Except as described below in Items 1-2, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its Annual Financial Statements.

Presented hereunder is a description of the changes in accounting policies applied in these condensed consolidated interim financial statements and their effect:

Initial application of new standards, amendments to standards and interpretations

As from January 1, 2018 the Group applies the new standards and amendments to standards described below:

(1)	IFRS 9 (2014), Financial Instruments

As from January 1, 2018 the Group applies IFRS 9 (2014), Financial Instruments (in this item: “the standard” or “IFRS 9”), which replaces IAS 39, Financial Instruments: Recognition and Measurement (in this item “IAS 39”). The Group has chosen to apply the standard and the amendment to the standard as from January 1, 2018. The application of this standard has no impact on the Group’s financial statements.

Presented hereunder are the principal changes in accounting policies following application of the standard as from January 1, 2018:

Classification and measurement of financial assets and financial liabilities

Financial assets and financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Generally, a financial asset or financial liability is initially measured at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability.

Financial liabilities - classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or fair value through profit or loss. A financial liability is measured at fair value through profit or loss if it is classified as held for trading, is a derivative instrument or is designated for measurement as such at initial recognition. Financial liabilities at fair value through profit or loss are measured at fair value, with the net gains and losses, including any interest expenses, being recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expenses and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

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Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2018

Note 3 - Significant Accounting Policies (contd.)

Derecognition of financial liabilities

Financial liabilities are derecognized when the contractual obligation of the Group expires or is discharged or cancelled. Furthermore, a substantial modification of the terms of an existing financial liability, or an exchange between an existing borrower and existing lender of debt instruments with substantially different terms, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. The difference between the carrying amount of the extinguished financial liability and the consideration paid (including any non-cash assets transferred or assumed liabilities), is recognized in profit or loss.

(2)	IFRS 15, Revenue from Contracts with Customers

The Group applies, for the first time, IFRS 15 Revenue from Contracts with customers. As required by IAS 34, the nature and effect of these changes are disclosed below.

The standard introduces a new five step model for recognizing revenue from contracts with customers:

(1)	Identifying the contract with the customer.
(2)	Identifying distinct performance obligations in the contract.
(3)	Determining the transaction price.
(4)	Allocating the transaction price to distinct performance obligations.
(5)	Recognizing revenue when the performance obligations are satisfied.

Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers.

The Group adopted IFRS 15 using the full retrospective method of adoption. The effect of adopting IFRS 15 is, as follows:

Impact on the statement of financial position as of December 31, 2017:

	According to the previous		According to
	policy	The change	IFRS 15
	USD thousands	USD thousands	USD thousands
Deferred income	95	(95)	-
Accumulated loss	(38,567)	95	(38,472)

The Group’s revenues are derived from license and commercialization agreements.

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Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2018

Note 3 - Significant Accounting Policies (contd.)

The impact from the adoption of IFRS 15 Revenue from Contracts with Customers relates to the timing of the recognition of income from an upfront payment received under a license and commercialization agreement. Under IFRS 15, management concluded that this agreement is accounted for as a right to use license of IP, and the performance obligation to transfer the licenses to the counterparty to the agreement (the licensee) has been satisfied. Under IAS 18, upfront and milestone payments received were deferred and amortized to other revenue over the term of the agreements. Therefore, upon adoption of IFRS 15, the deferred revenue, in relation to the upfront payments received, have been derecognized and the impact accordingly recognized to retained earnings in the amount of USD 95 thousand.

The aforementioned amount was received in October 2017, therefore adoption of IFRS 15 affected the reported revenues in the second half of 2017.

Presented hereunder are the new significant accounting policies regarding revenue recognition that were applied following the application of IFRS 15:

Revenue

The Group recognizes revenue from upfront and milestone payments at the point in time when the upfront payment is received and when the milestone criteria is highly probable to be met. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled.

The Group will recognize sales based royalty income earned through a license when the underlying sales will occur.

Determining the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the license and commercialization agreement. The Group takes into account the effects of all the following elements when determining the transaction price: variable consideration, the existence of a significant financing component, non-cash consideration, and consideration payable to the customer.

Variable consideration

The Group includes variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

Right to use and right to access

To determine whether the Group’s promise to grant a license provides a customer with either a right to access the Group’s IP or a right-to-use the Group’s IP, the Group considers whether a customer can direct the use of, and obtain substantially all of the remaining benefits from, a license at the point in time at which the license is granted.

A license is considered a “right-to-use” license when the customer maintains control of the IP upon its transfer. However, if the grantor of the license maintains involvement with the IP after its transfer, and the customer cannot direct the use of, and obtain substantially all of the remaining benefits from the license, then the license is considered a right-to-access license.

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Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2018

Note 4 - Acquisitions of non-controlling interest during the current period

A.	In October 2017, the Company signed an agreement for the acquisition of an additional 27% stake in TyrNovo (the “Newly Acquired TyrNovo Shares”), from a group of unaffiliated minority shareholders of TyrNovo, who collectively held 4,024 ordinary shares, or approximately 27%, of TyrNovo. In exchange for these Newly Acquired TyrNovo Shares, the Company issued to these unaffiliated minority shareholders of TyrNovo, in aggregate, 13,169,689 newly issued ordinary shares (equivalent to 658,484 American Depositary Shares or ADSs) of the Company, which, at that time, represented approximately 6% of the Company’s issued and outstanding share capital.

The closing of this transaction took place on March 15, 2018, following which the Company held approximately 91.9% of TyrNovo’s issued and outstanding ordinary shares.

The carrying amount of TyrNovo’s net assets in the consolidated financial statements on the date of the acquisition was USD 2,821 thousand. The Group recognized a decrease in non-controlling interests of USD 768 thousand, an increase in share premium of USD 1,483 thousand and a decrease in a capital reserve for transactions with non-controlling interest of USD 715 thousand.

B.	In June 2018, the Company signed an agreement with a minority shareholder in TyrNovo, Taoz, for the acquisition of 4.1% of its holding in TyrNovo. In exchange for these shares and for the waiving of investment rights and put options it was previously granted, which are described in Note 12 to the Annual Financial Statements, the Company issued to Taoz 2,816,900 newly issued ordinary shares (equivalent to 140,845 American Depositary Shares or ADSs) of the Company. The fair value of the shares issued as consideration for the acquisition of TyrNovo Shares amounted to USD 237 thousand. The fair value of the shares issued in consideration for waving the rights amounted to USD 136 thousand. As part of the agreement, the Company committed to register the newly issued shares for trading. The registration statement, registering the Company’s ADSs representing the newly issued shares for trading, was declared effective by the SEC as of August 8, 2018. In addition, the Company committed to pay Taoz in cash the difference between the share price of Kitov’s shares on the closing date to that on the registration date, in the event Kitov’s share price is lower on the registration date than on the closing date.

The carrying amount of TyrNovo’s net assets in the consolidated financial statements on the date of the acquisition was USD 1,977 thousand. The Group recognized a decrease in non-controlling interests of USD 93 thousand, an increase in share premium of USD 237 thousand and a decrease in a capital reserve for transactions with non-controlling interest of USD 144 thousand.

In addition, the Company derecognized the derivative liability of 1,030, recognized an amount of USD 894 thousand as other income and an increase in share premium of USD 136 deriving from the waiving of the rights, as described above.

The closing of this transaction took place on June 15, 2018, following which the Company held approximately 97.4% of TyrNovo’s issued and outstanding ordinary shares.

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Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2018

Note 5 - Capital and reserves

During the reported periods, the following shares were issued:

	For the six months ended
	June 30, 2018	June 30, 2017
	Number of shares in thousands
Opening balance	224,443	153,237
Issuance of ADSs (see A below)	65,200	-
Share-based payments (see C below)	1,246	-
Share issuance due to the acquisition of a subsidiary	-	11,293
Share issuance due to the acquisition of Non-controlling interest (see Note 4)	15,987	-
Exercise of warrants (see B below)	12,135	-
	319,011	164,530

A.	In June 2018, in a registered direct offering on the NASDAQ, the Company raised USD 8.1 million gross (approximately USD 7.4 million net of placement agent fees and other offering related expenses).

In this registered direct offering, the Company issued 3,260,000 ADSs and, in a concurrent private placement, 1,630,000 non-listed warrants to purchase 1,630,000 ADSs. Each non-listed warrant is exercisable until December 5, 2023 at an exercise price of USD 2.80 per ADS. The warrant holders have the option to exercise cashless, and the warrants were therefore accounted for as a derivative liability. The ADS’s issued were recorded in equity in an amount of USD 4,276 thousand, net of issuance expenses. The warrants were recorded as a liability in the amount of USD 3,467. Issuance expenses related to the warrants, in the amount of USD 301 thousand were recorded to finance expense. This derivative instrument is classified as a Level 3 financial instrument.

B.	During the reported period 343 thousand warrants, issued in July 2017, were exercised into 6,862 thousand shares for a consideration of USD 515 thousand, and 484 thousand warrants, issued in July 2017, were exercised into 5,273 thousand shares on a cashless exercise. Subsequently, an amount of USD 1,618 was recorded to share premium against derivative liabilities.

As at June 30, 2018, the fair value of the outstanding warrants issued in July 2017 amounted to USD 851 thousand. This derivative instrument is classified as a Level 3 financial instrument.

C.	During the reporting period the Company issued 1,246 thousand ordinary shares on account of vested RSUs granted in 2017.

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Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2018

Note 6 - Financial Instruments

A.	The carrying amounts of certain financial assets and liabilities including cash and cash equivalents, short-term deposits, other current assets, accounts and other payables are the same or proximate to their fair value.

B.	Fair value hierarchy of financial instruments measured at fair value:

Details regarding fair value measurement at Level 3 at June 30, 2018:

Financial instrument	Valuation method for determining fair value	Significant unobservable inputs

Warrants issued June 5, 2018	Black - Scholes	expected term	5.5 years
		expected volatility	115.67%
		annual risk free interest	2.84%
		dividend yield	0%

Warrants issued July 14, 2017	Black - Scholes	expected term	4.5 years
		expected volatility	109.05%
		annual risk free interest	2.75%
		dividend yield	0%

Note 7 - Share-based payments

In January 2018, TyrNovo’s board of directors decided to grant certain of its employees 1,170 options to purchase TyrNovo’s Ordinary Shares. The options have an exercise price equals to NIS 1 per one ordinary share, and were fully vested at the date of grant. The options are exercisable for 7 years from grant date.

The fair value of these options as of the grant date was measured at USD 431 thousand. During the six-month period ended June 30, 2018 the Company recorded an expense of USD 431 thousand, of which USD 402 thousand are to key management personnel.

These options were measured using the binominal model. The following inputs were used in the measurement of the fair value of these share based payments:

Share Price (USD)	368.9
Expected Volatility (%)	79.16%
Expected Duration (years)	7
Exercise Coefficient	2.0-2.8
Dividend Yield (%)	0%
Risk Free Rate Interest (%)	2.4%

The annual Expected Volatility applied was based on the historical weighted average volatility of relevant comparable companies, for a period corresponding to the share options’ contractual term.

The risk-free interest rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant.

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Kitov Pharma Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2018

Note 8 - Revenues

In May 2018 the Company entered into a definitive license and commercialization agreement for the Chinese market, granting exclusive rights to import, manufacture and distribute its lead drug candidate, Consensi™, in China to Hebei Changshan Biochemical Pharmaceutical Co., Ltd. (Changshan Pharma), a Chinese public company traded on the Shenzhen Stock Exchange.

Changshan Pharma will be responsible for financing and seeking regulatory approval for Consensi™ in China. Under the terms of the agreement, in June 2018, following the U.S. FDA approval of Consensi™ on May 31, 2018, the Company received USD 1 million. In addition, the Company is entitled to receive up to an aggregate of USD 2.5 million for certain predefined regulatory milestones in China, up to an aggregate of USD 6.0 million for predefined commercial milestones, and up to 12% royalties on net sales.

The Company has adopted IFRS 15 and recognized revenue in the amount of USD 1 million, see also Note 3.

Note 9 - Claims

In June 2018 the Company entered into a Memorandum of Understanding and subsequently, in July 2018 entered into a Stipulation of Settlement with  respect to the shareholder class action lawsuits pending against it.  As previously disclosed, in Note 13B. to the Annual Financial Statements, these lawsuits were filed against the Company alleging violations of U.S. federal securities laws.

Under the terms of the proposed settlement, the purported classes in all of the Actions will receive aggregate consideration of USD 2.0 million. The settlement consideration, as well as ancillary expenses, is expected to be funded by the Company’s insurance carriers.

When the proposed settlement becomes effective, the Company and its directors and officers will be released from the claims that were asserted or could have been asserted in the Actions by class members participating in the settlement.

The proposed settlement is subject to the completion of final documentation, preliminary and final Court approval by the District Court for the Southern District of New York and dismissal by the plaintiffs with prejudice of the Actions before the Superior Court for the State of California, funding of the USD 2.0 million in cash by the Company’s insurance carriers, and other customary closing conditions.

There have been no material changes in all other claims since the issuance of the Annual Financial Statements.

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